UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On April 26, 2018, shareholders of Rosetta Genomics Ltd. (“Rosetta” or the “Company”) approved the merger of the Company with a subsidiary of Genoptix, Inc., at the Company’s Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”). The proxy statement for the Extraordinary Meeting (the “Proxy Statement”) was filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 to its Report on Form 6-K on March 13, 2018, and is incorporated herein by reference.

The Company has also issued a press release on the matter, a copy of which is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated April 26, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 26, 2018	By:	/s/ Ron Kalfus

Ron Kalfus Chief Financial Officer